Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
February 21, 2006
Letter to Inco Employees

Scott M. Hand Chairman and Chief Executive Officer

(416) 361-7667 Telephone (416) 361-7734 Facsimile Email: shand@inco.com
February 21, 2006
To all Inco employees:
     We announced early this morning (Toronto time) that we are extending our offer to acquire Falconbridge Limited until June 30, 2006, to provide additional time that competition authorities in the U.S. and Europe need to complete their review processes.
     The US Department of Justice (DOJ) and the European Commission are still in the process of determining if there are any competition concerns associated with the transaction and, if so, whether a remedy would be required to gain clearance.
     The DOJ recently advised us that they are still in the process of determining whether the transaction can be cleared without any remedy. We expect that they will complete their review and provide us with their conclusions within the next two months.
     We also expect to hear this week whether the regulatory process for the European Commission will proceed to what is called a “second phase” review. If the Commission proceeds to a second phase, this would take up to 90 business days, and would give them the additional time they need to complete their review. It is not unusual for a transaction of the magnitude of ours to move to this second phase.
     While the regulatory review process is taking longer than we had originally anticipated, I want to stress that to date nothing has been raised in these review processes that gives us cause for concern.
     The simple fact is that these reviews take time, particularly given the size of our transaction. There is a huge amount of information to be compiled and reviewed by these agencies. We’ve delivered over 9 million pages of documents to the US Department of Justice. The regulatory authorities need to get up to speed on our industry, relevant metals markets, our products and their applications, our customers, and a host of other detailed facts — this all takes time.
     Both we and the Falconbridge management continue to believe that any issues that may arise during the regulatory review can be fully resolved. We continue to work diligently with regulatory authorities to successfully conclude this review process.
     Most importantly, the management and the Boards of Inco and Falconbridge continue to believe that the combination represents a great opportunity for both companies. We are fully committed to succeed and bring home the great benefits that this combination offers.

     I understand that employees want to see this combination finalized and we certainly share this view. It may be taking a little longer to get the deal done — we’re convinced that this great deal is well worth the wait.
     As the process evolves, we will continue to keep you informed of progress. Thank you for your continued support and for your patience.
Yours truly,

Forward-Looking Statements
This letter contains forward-looking information about Inco and the combined company after completion of the transactions described herein that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services and projects; statements regarding business and financial prospects; financial multiples and accretion estimates; statements regarding anticipated financial or operating performance and cash flows; statements regarding expected synergies and cost savings, including the timing, from the proposed combination of the two companies; statements concerning possible divestitures; and statements regarding strategies, objectives, goals and targets. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Inco, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Inco and include, but are not limited to: the possibility that approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies will not be obtained in a timely manner; the possibility that divestitures required by regulatory agencies may not be acceptable or may not be completed in a timely manner; the possibility that the anticipated benefits and synergies and cost savings from the acquisition or related divestitures cannot be fully realized; the possibility that the costs or difficulties related to the integration of Falconbridge’s operations with Inco will be greater than expected; the level of cash payments to shareholders of Falconbridge who exercise their statutory dissenters’ rights in connection with the expected eventual combination of the two companies; the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies; business and economic conditions in the principal markets for the companies’ products, the supply, demand, and prices for metals to be produced, purchased intermediates and substitutes and competing products for the primary metals and other products produced by the companies, production and other anticipated and unanticipated costs and expenses and other risk factors relating to the metals and mining industry as detailed from time to time in Falconbridge’s and Inco’s reports filed with the SEC. The forward-looking statements included in this presentation represent Inco’s views as of the date hereof. While Inco anticipates that subsequent events and developments may cause Inco’s views to change, Inco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Inco’s views as of any date subsequent to the date hereof. Readers are also urged to carefully review and consider the various disclosures in Inco’s various SEC filings, including, but not limited to, Inco’s Annual Report on Form 10-K for the year ended December 31, 2004, and Inco’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2005, June 30, 2005 and September 30, 2005.
Important Legal Information
This letter may be deemed to be solicitation material in respect of Inco’s proposed combination with Falconbridge. Inco filed with the SEC, on October 24, 2005, a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and on each of December 15, 2005 and January 20, 2006 an amendment to such Form F-8, in connection with the proposed combination. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco’s offer and has filed, and will file (if required), other documents regarding the proposed combination, in each case with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain copies of the registration statement and Inco’s and Falconbridge’s SEC filings free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco’s media or investor relations departments.

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